9:28


read comments for why ❗

Comments   •••

All comments

 See 20 comments from Facebook
Only you can see this

 **cxffeeblack** now
Wefunder legal disclosure for more info. https://
help.wefunder.com/testing-the-waters-legal-
disclosure

Posting ...

 **coffee_with_casey** 5d
LETS GOOOOOO THIS IS SO HUGE

Reply   Hide   1